UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62537 / July 21, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13971

In the Matter of **Avalon Capital Holdings, Inc.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Avalon Capital Holdings, Inc. ("AVLC" or "Respondent").

II.

In anticipation of the institution of these proceedings, AVLC has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, AVLC consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), and to the findings as set forth below.

III.

On the basis of this Order and the Respondent's Offer, the Commission finds:

      1.   AVLC (CIK No. 1103406) is a Delaware corporation located in Beverly Hills, California with a class of securities registered with the Commission

under Exchange Act Section 12. As of March 11, 2010, the common stock of AVLC (symbol "AVLC") was quoted on the Pink Sheets operated by Pink OTC Markets Inc., had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   AVLC has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder while its securities were registered with the Commission in that it has not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of AVLC's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary

2

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
David S. Frye, Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Avalon Capital Holdings, Inc.
8500 Wilshire Boulevard, Suite 521
Beverly Hills, CA 90211

Jeff Maller, Esq.
8500 Wilshire Boulevard, Suite 521
Beverly Hills, CA 90211
(Counsel for Respondent)